LUXURY CAMPING, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Luxury Camping, Inc.
Ithaca, New York

We have reviewed the accompanying consolidated financial statements of Luxury Camping, Inc., which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statement of income, consolidated statement of equity and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 17, 2021

LUXURY CAMPING, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	96,621
Accounts receivable, net		4,355
Inventory		3,336
Prepaid expenses and other current assets		1,367
TOTAL CURRENT ASSETS		105,679
PROPERTY AND EQUIPMENT		
Property and equipment, net		275,766
OTHER ASSETS		
Investment in Development of Fireflight IV property		42,324
Investment in Phoenicia		100,712
		143,036
TOTAL ASSETS	$	524,481

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	18,066
Deferred revenue		107,279
Taxes payable		186
Accrued expenses		2,846
Line of credit		-
TOTAL CURRENT LIABILITIES		128,377
LONG-TERM LIABILITIES		
Convertible notes and accrued interest		218,114
TOTAL LONG-TERM LIABILITIES		218,114
TOTAL LIABILITIES		346,491
SHAREHOLDERS' EQUITY		
Preferred stock, see note 8		10
Common stock, see note 8		11
Additional paid-in capital		1,404,883
Retained earnings		(1,226,914)
TOTAL SHAREHOLDERS' EQUITY		177,990
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	524,481

See independent accountant's review report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ 834,201
COST OF GOODS SOLD	37,225
GROSS PROFIT	796,976
OPERATING EXPENSES	
Advertising and marketing	48,559
Commission expense	9,099
Depreciation expense	41,430
General and administrative	151,046
Information technology	5,745
Insurance expense	29,940
Legal and professional fees	42,546
Payroll expense	199,672
Rent expense	106,144
Repairs and maintenance	25,830
Rooms expense	277,088
Utilities	9,430
TOTAL OPERATING EXPENSES	946,529
NET OPERATING LOSS	(149,553)
OTHER INCOME/(EXPENSES)	
Interest income	6
Interest expense	(16,207)
Other expenses	(16,975)
PPP loan forgivness	88,528
SBRF loan forgivness	4,000
TOTAL OTHER INCOME/(EXPENSES)	59,352
NET INCOME (LOSS) BEFORE TAXES	(90,201)
INCOME TAX EXPENSE	1,065
NET INCOME (LOSS) AFTER TAXES	$ (91,266)

See independent accountant's review report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2020	9,892	$ 10	10,867	$ 11	$ 1,383,000	$ (1,135,648)	$ 247,373
Issuance of preferred stock in exchange for membership interest in subsidiary	117	-	-	-	21,883		$ 21,883
Net loss	-	-	-	-	-	(91,266)	$ (91,266)
ENDING BALANCE, DECEMBER 31, 2020	10,009	$ 10	10,867	$ 11	$ 1,404,883	$ (1,226,914)	$ 177,990

See independent accountant's review report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (91,266)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	41,430
(Increase) decrease in assets:	
Accounts receivable	(4,355)
Inventory	578
Prepaid expenses and other current assets	(1,367)
Increase (decrease) in liabilities:	
Accounts payable	(1,867)
Taxes payable	(21,470)
Deferred revenue	21,056
Accrued expenses	6,399
CASH USED FOR OPERATING ACTIVITIES	(50,862)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for investment in project	(42,324)
Cash provided by/(used for) fixed assets	(8,012)
CASH USED FOR INVESTING ACTIVITIES	(50,336)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment on line of credit	(3,216)
Conversion of membership interest to preferred stock	21,883
CASH PROVIDED BY FINANCING ACTIVITIES	18,667
NET INCREASE (DECREASE) IN CASH	(82,531)
CASH AT BEGINNING OF YEAR	179,152
CASH AT END OF YEAR	$ 96,621

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Luxury Camping, Inc. was incorporated in the State of Delaware on March 6, 2014.

Ithaca by Firelight, LLC was organized in the State of New York on November 7, 2014. Ithaca by Firelight, LLC is wholly owned and operated by Luxury Camping, Inc.

Firelight Properties, LLC was organized in the State of New York on November 21, 2017. Firelight Properties, LLC is wholly owned and operated by Luxury Camping, Inc.

Firelight II, LLC was organized in the State of Delaware on November 27, 2017. Firelight II, LLC is wholly owned and operated by Firelight Properties, LLC. The project that Firelight II, LLC was engaged in was disposed of in 2019 and the entity is currently inactive.

Firelight III, LLC was organized in the State of Delaware on April 26, 2019. Firelight III, LLC is wholly owned and operated by Firelight Properties, LLC. This entity is developing the Phoenicia investment property.

Firelight IV, LLC was organized in the State of Massachusetts on November 3, 2020. Firelight IV, LLC is wholly owned and operated by Firelight Properties, LLC.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Luxury Camping, Inc., Ithaca by Firelight, LLC, Firelight Properties, LLC, Firelight II, LLC, Firelight III, LLC, and Firelight IV, LLC, (collectively, the "Company). Firelight II, LLC, Firelight III, LLC and Firelight IV, LLC are fully owned by Firelight Properties, LLC. Firelight Properties, LLC and Ithaca by Firelight, LLC are fully owned by Luxury Camping, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affect the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $3,336.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over seven years, while leasehold improvements are depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware, Massachusetts and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by renting luxury camp sites. The Company's payments are generally collected upfront. For years ending December 31, 2020, the Company recognized $834,201 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Investment in Phoenicia**</u>

Firelight Properties III, LLC is in the process of developing the new Phoenicia project, a new camping experience. All development expenses are being recorded as an investment, at this time.

4. <u>**Investment in Development of Fireflight IV Property**</u>

Firelight Properties IV, LLC is in the process of developing the new project, a new camping experience. All development expenses are being recorded as an investment, at this time.

5. <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Machinery and equipment	$ 90,770
Lease improvements	408,072
	498,842
Less: Accumulated depreciation	223,076
Total	$ 275,766

6. <u>**Convertible Notes Payable**</u>

The Company has issued one round of convertible notes in 2019, totaling $198,992, with 8% APR and a maturity date in September 2022. These notes will automatically convert to equity at $187.03 per share after a qualifying financing of $250,000 or more. As of December 31, 2020, the balance of convertible notes was $218,114, which includes $19,122 of accrued interest on the notes.

7. <u>**Line of Credit**</u>

In April 2016, the Company secured a line of credit from M&T Bank. The line is unsecured and non-collateralized and holds a 5% per annum interest rate. The maximum amount allowed on the line of credit is $25,000. The balance of the line of credit was nil as of December 31, 2020.

8. <u>**Equity**</u>

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 12,300 shares, consisting of 7,300 shares of Series A Preferred Stock and 5,000 shares of Series B Preferred stock at $0.001 par value per share. As of December 31, 2020, 10,009 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 50,000 shares, at $0.001 par value per share. As of December 31, 2020, 10,867 shares have been issued and are outstanding.

9. <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on March 6, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through March 17, 2021 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.